CHINA REAL ESTATE ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

March 24, 2010

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Real Estate Acquisition Corp. (the “Company”)

Form 10-12(g)

Filed December 2, 2009

File No. 000-53842

Dear Mr. Spirgel:

This letter is in response to the comments contained in the Staff’s letter to China Real Estate Acquisition Corp. (the “Company”), concerning Form 10-12(g) (the “Original Registration Statement”), and dated December 29, 2009 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No.1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.

Based upon the number of record holders, we note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE:

The Company has chosen to address the Staff’s comments without withdrawing its Form 10 and understands that as of February 1, 2010, the Original Registration Statement on Form 10 was automatically deemed effective and it is subject to the reporting requirements under Section 13(a) of the Exchange Act.

Explanatory Note

2.

Please revise to indicate that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language of the Explanatory Note to reflect its voluntary registration of its Common Stock.

Item 1. Business, page 1

Business Development, page 1

3.

Please clarify whether you intend to seek a merger with a company that is in the real estate industry in China. If not, please explain the meaning of the company’s name.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language in the Business section to reflect its intention to seek a merger in the real estate industry.

4.

You state here that the company has selected September 30 as its year end. However, on page F-7 under the heading “Basis of Accounting,” you state that a December 31 year end was elected. Please clarify for us whether the company’s year end is September 30 or December 31, and revise your disclosure as appropriate.

RESPONSE:

The fiscal year end of the Company is December 31. The Company has revised its disclosure.

Form of Acquisition, page 3

5.

We note your disclosure in the penultimate paragraph of this section that the investigation of a specific business opportunity will require “substantial management time and attention.” In addition, we note your disclosure stating that your officers and directors will devote “very limited time” to the company “until the acquisition of a successful business opportunity has been identified.” Please revise to disclose the specific amount of time management will devote to the company each week.

RESPONSE:

Our sole officer and director is employed on a full-time basis by another entity and believes that the specific amount of time that management will devote to the Company may vary from week to week or even day to day, and therefore, the specific amount of time that management will devote to the Company on a weekly basis cannot be ascertained with any level of certainty. In response to the Staff’s comment, the Company has revised its disclosure to explain as such and that in all cases, management intends to spend as much time as is necessary to exercise its fiduciary duties as officer and director of the Company.

Risk Factors, page 3

We have a limited operating history., page 3

6.

We note your statements that the company has “no significant assets or financial resources.” Please revise here, and as applicable throughout, to clarify that as of September 30, 2009, the company has no assets.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statements to reflect that the Company has no assets as of December 31, 2009, the date of the financial statements filed with the Amendment No. 1.

Management’s Discussion and Analysis, page 9

7.

We note your statement on page 10 that you “will be able to meet these costs through use of funds in our treasury.” Please revise to clarify what this statement means. In this regard, we note that you have no cash on hand as of September 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statements to clarify that although it does not have funds in its treasury as of December 31, 2009 and as of the date of the filing of the Amendment No.1, it expects to meet its costs through third party advances and funds to be loaned by or invested in the Company by its stockholders, management or other investors.

8.

We note your statement in the final paragraph of this section that “our management believes there are numerous firms seeking even the limited additional capital which we will have…” Please clarify what you mean by this statement. We note you do not have any cash or current assets as of September 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statement to provide that “our management believes there are numerous firms seeking the benefits of a business combination with an SEC reporting company.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

9.

Please advise us as to any arrangements which may at a subsequent date result in change in control of the registrant.

RESPONSE:

The Company has no arrangements which may which may at a subsequent date result in a change in control of the Company.

Directors and Executive Officers, page 11

10.

Please revise to indicate the date when Chen Yu became an officer and director of the Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised Chen Yu’s biography to reflect that he has served as out officer and director since inception.

11.

In the paragraph describing Chen Yu’s business experience, please revise to provide a more robust description of the nature of the responsibilities undertaken by Mr. Yu in his prior positions of sales assistant, sales manager, and general manager assistant at Foshan Guo Neng Fuel Trading Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised Chen Yu’s biography to include a more expansive description of Mr. Yu’s responsibilities at Foshan Guo Neng Fuel Trading Company.

12.

Please revise to provide the disclosure required by Item 401(g) of Regulation S-K.

RESPONSE:

Item 401(g) requires that the Company describe, with respect to any promoter or control person any of the events enumerated in Item 401(f) of Regulations S-K that occurred during the past five years and that are material to a voting or investment decision. Chen Yu has not been involved in a federal bankruptcy proceeding, convicted in a criminal proceeding, or a named subject of a pending criminal proceeding, subject to any judgment or decree preventing him from trading stock in any capacity, participating in any type of business practice, or engaging in any type of activity concerning the purchase or sale of any security under Federal or State securities laws or Commodities law. Neither Item 401(f) nor 401(g) of Regulation S-K require a statement to the effect that the control person has not been involved in any of the events enumerated in Item 401(f) and therefore, the Company feels that there is no additional revision or disclosures required.

Certain Relationships and Related Transactions, and Director Independence, page 12

13.

Please include in this section or cross reference, the information required by Items 404 and 407(a) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section to provide for the relationship between the Company’s sole shareholder and sole officer and director. Additionally, the Company has provided the information required by Item 407(a) of Regulation S-K.

14.

Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide the information required by Item 404(c).

Report of Independent Registered Public Accounting Firm, Page F-2

15.

We note that Beijing Trust Certified Public Accountants, Co., Ltd. serves as your principal auditor. The audit firm Beijing Trust Certified Public Accountants, Co., Ltd. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to including their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/ cfirdissues1104.htm#P313 42976. We may be unable to accept a report issued by Beijing Trust Certified Public Accountants, Co., Ltd. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Beijing Trust Certified Public Accountants, Co., Ltd. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Beijing Trust Certified Public Accountants, Co., Ltd.’s plans to complete this process.

RESPONSE:

As of March 11, 2010, the Company has dismissed Beijing Trust Certified Public Accountants, Co. Ltd as its independent public accounting firm and as of March 11, 2010, has engaged Friedman LLP as its independent public accounting firm, a U.S. based audit firm with extensive experience before the SEC.  The Company has provided updated financial statements for the period ended December 31, 2009 which have been audited by Friedman LLP.

5. Income Tax, page F-8

16.

In your footnote, you state that you have recorded a valuation allowance. You also state in your discussion of net operating losses in note 6 that the company has a net operating loss carry-forward of $15,532 at September 30, 2009. The table in note 5, however, shows no net operating tax carry-forward or valuation allowance. Please revise your table or advise us.

RESPONSE:

The Company has provided updated financial statements for the year ended December 31, 2009, which includes updated information regarding the Company’s net operating loss carry-forward as of this period.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Real Estate Acquisition Corp.

By: /s/ Chen Yu

Chen Yu

President